Exhibit 3.2.2

             Amendment to Bylaws of Color Strategies



        WRITTEN CONSENT IN LIEU OF MEETING OF THE BOARD OF
                  DIRECTORS OF COLOR STRATEGIES

                           May 6, 1999

In lieu of a meeting of the Board of Directors of Color Strategies, a Nevada Corporation, the Directors of the Corporation (being all the directors) agree to the following resolutions:

RESOLVED: That Article III, Section 2 of the Company's By-Laws be amended to read as follows:

     "The affairs and business of this Corporation shall be managed by a Board of Directors consisting of at least one (1) and no more than five (5) Directors."

The aforementioned Resolution is to be effective immediately, this 6th day of May, 1999.

The Board of Directors, by signing this consent, waive notice as to time, place, and purpose of this meeting and agrees to the aforementioned Resolution.

/s/ Tami Tischner
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Tami Tischner

/s/ Ginger Szewczyk
----------------------
Ginger Szewczyk